

August 9, 2011

Via U.S. Mail
Alliance Petroleum Corporation
c/o State Agent & Transfer Syndicate, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re:** **Alliance Petroleum Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 21, 2011**
> **File No. 333-172114**

To Whom It May Concern:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Where comments on one section affect disclosure in another section, please make conforming changes to all affected disclosure.

2.   Please provide relevant updates with each amendment.   For example, and without limitation, we note that the information in your beneficial ownership table that begins on page 35 is provided as of June 13, 2011. Please revise your filing to provide such information as of the most recent practicable date. See Item 403 of Regulation S-K.

3.   We note your response to prior comment 2 from our letter dated June 29, 2011, and reissue such comment in part. Please revise your filing to disclose the information that you provided in your response to comment 3 from our letter dated March 7, 2011.

4. We note your response to prior comment 3 from our letter dated June 29, 2011, and reissue such comment. It appears that your response is limited to companies for which Mr. Puzzo served as an officer or director. Please expand your response to address any company for which Mr. Puzzo served as legal counsel that meets any of the criteria set forth in such prior comment 3. In addition, please add risk factor disclosure, as applicable.

5. We note your response to prior comments 4 and 5 from our letter dated June 29, 2011. Please revise your filing to provide consistent disclosure regarding your liquidity, use of proceeds, and plan of operations. For example, and without limitation, please address the following items:

   • We note your statement in your response that "no proceeds of the offering will be applied to [the company's] plan of operations" and your similar statement at page 4 of your filing. However, this does not appear to be consistent with your disclosure at page 13 regarding your use of proceeds. Please advise or revise.

   • Your plan of exploration on page 22 does not appear to be consistent with your plan of exploration described at page 5. For example, and without limitation, at page 5 you reference exploratory drilling that you expect will cost $65,000, but it is not clear how such drilling is reflected in your table at page 22.

   • You indicate at page 29 that if you do not obtain the maximum or less than 50% of the maximum proceeds, you may need to borrow additional funds to continue your business plan within the next twelve months. However, such disclosure does not appear to be consistent with your disclosure elsewhere in your filing, including, without limitation, your disclosure at page 4 that your complete 12-month plan of operation would require you to raise additional funding. Please revise.

   • We note your statement at page 30 that "[you] cannot provide any assurance that [you] will be able to raise sufficient funds to proceed with any work after the first two phases of the exploration program." This statement suggests that you have adequate funds to complete your first two phases of your exploration program, which is not consistent with your disclosure elsewhere in your filing. Please revise.

   • Your revised exploration plan on page 22 includes work that would appear to apply to a mineral exploration company, but not an oil and gas exploration company. For example, and without limitation, we note your reference to rock sampling and assaying. Please advise.

6. We note your revised disclosure at page 22 that your exploration program costs are management's estimates based upon the recommendations of Nathan Guan. However,

we also note that it does not appear that Mr. Guan has any training or experience with respect to the oil and gas industry. Please add related risk factor disclosure.

Use of Proceeds, page 12

7.   We note that your Use of Proceeds table suggests that you will not conduct any geological surveys with the proceeds from this offering unless one hundred percent of the shares are sold. Please provide such information in your prospectus summary.

8.   We note your response to prior comment 8 from our letter dated June 29, 2011, and reissue such comment. In that regard you indicate in your response that you have deleted the text "As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you." However, it appears that such text has not been removed from page 13 of your prospectus. Please revise.

Plan of Operation, page 28

9.   We note your statement that "[you] expect commencing with phase II in spring 2011." Please provide updated disclosure.

10.   Please disclose your anticipated source of funds for the purchase of producing oil or gas properties that you reference at page 29.

Directors, Executive Officers, Promoters and Control Persons, page 34

11.   We note your response to comment 7 in our letter dated June 29, 2011. Please disclose whether Mr. Guan is independent. In addition, your disclosure at page 35 that Mr. Ijaz is your sole director is not consistent with your disclosure that you have two directors. Please revise.

Summary Compensation Table, page 35

12.   We note the addition of a footnote "(2)" to the table, but are unable to find the footnote in the table. Please advise or revise.

Index to Financial Statements, page F-1

13.   Please monitor the requirement to provide financial statements complying with Rule 8-08 of Regulation S-X and corresponding updated disclosures throughout your filing.

Balance Sheets, page F-12

14.   We note the title you added to your Balance Sheets in response to prior comment 14 reads 'Oil and gas properties – full cost of method accounting.' Please revise this description to refer instead to the 'full cost method of accounting.' In addition, it appears

the sub-total for this line item was inadvertently excluded, resulting in a total of $4,000 for both 'Proven properties' and 'Unproven properties.' Since you have no oil or gas reserves, it appears that the $4,000 reflects costs incurred for 'Unproven properties.' Please revise your presentation as necessary.

Statements of Cash Flows, page F-14

15.   We note the revisions you made to your Statements of Cash Flows in response to prior comment 15 resulted in your re-labeling certain operating activities as investing activities. Refer to ASC 230 for guidance on classifying cash receipts and payments as either operating, investing, or financing activities and ASC 230-10-55-13 for an illustration of a statement of cash flows prepared using the indirect method, and revise your Statements of Cash Flows to comply with the applicable guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Thomas E. Puzzo
        (206) 260-0111